UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ECLIPS MEDIA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

277885J101

(CUSIP Number)

2110 Drew Street, Suite 200, Clearwater, Florida 33765

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 277885J101                                              13D                                              Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Baybak
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 100,000,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 100,000,000
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.13%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 277885J101                                              13D                                              Page 3 of 5 Pages

Item 1.

Security and Issuer.

This statement relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of EClips Media Technologies, Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 110 Greene Street, Suite 403, New York, NY 10012.

Item 2.

Identity and Background.

This statement is being filed by Michael Baybak (the “Reporting Person”). Reporting Person is an investor.  Reporting Person’s business address is 2110 Drew Street, Suite 200, Clearwater, Florida 33765.

During the past five years, Reporting Person  has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Reporting Person is a citizen of the United States.

Item 3.

Source or Amount of Funds or Other Consideration.

The source of funds to acquire the securities referred to in this Schedule were from the personal funds of Mr. Baybak.

Item 4.

Purpose of the Transaction.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. In this regard, the Reporting Person may purchase additional shares of Common Stock, or may sell all or a portion of the shares of Common Stock held by him, in any case, in market transactions, in private transactions or otherwise. The Reporting Person may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such shares of Common Stock. The Reporting Person’s actions with respect to his investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, the Reporting Person’s evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to the Reporting Person, prospects for the Reporting Person’s own business, general economic conditions, including stock market conditions and other future developments.

The Reporting Person reserves the right to change his purpose in respect of the shares of Common Stock and take such actions as he deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

Except as indicated above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

As of June 25, 2010, Reporting Person may be deemed to own 100,000,000 shares or 49.13% of the Issuer’s Common Stock. All percentages set forth in this Schedule 13D are calculated based on 203,525,338 shares of Common Stock outstanding as of June 25, 2010. Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Person and any other person with respect to any securities of the Issuer.

CUSIP No. 277885J101                                              13D                                              Page 4 of 5 Pages

Item 7.

Material to be filed as Exhibits.

None.

CUSIP No. 277885J101                                              13D                                              Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2010

/s/ Michael Baybak
Michael Baybak